                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------


                                  SCHEDULE 13D

                                (Rule 13d - 101)

                    Under the Securities Exchange Act of 1934

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d 1(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          Paragon Health Network, Inc.

-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of class of securities)

                                    698940103
-------------------------------------------------------------------------------
                                 (CUSIP number)





                             Michael F. Killea, Esq.
                        O'Sullivan Graev & Karabell, LLP
                        30 Rockefeller Plaza, 24th Floor
                            New York, New York 10112
                                 (212) 408-2400
-------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 4, 1997
-------------------------------------------------------------------------------
             (Date of event which required filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are being sent.




                              (Page 1 of 13 Pages)

                                  SCHEDULE 13D
                                  ------------

Issuer: Paragon Health Network, Inc.                   CUSIP Number: 698940103
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Chase Equity Associates, L.P. (IRS Number 13-3371826)
-------------------------------------------------------------------------------
     2       CHECK THE APPROPIATE BOX IF A MEMBER OF A GROUP          (a) [X]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUND*

                               WC

-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                          [  ]
-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                               California

--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER

                                               0 (See Items 2, 3, 4, 5 and 6)
    NUMBER OF SHARES
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
          WITH

-------------------------------------------------------------------------------
                               8       SHARED VOTING POWER

                                                0 (See Items 2, 3, 4, 5 and 6)

-------------------------------------------------------------------------------
                               9       SOLE DISPOSITIVE POWER

                            0 (See Items 2, 5 and 6)

--------------------------- ---------------------------------------------------
-                              10       SHARED DISPOSITIVE POWER


                                                5,925,926 (See Items 2, 5 and 6)

------------- -----------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,925,926 (See Items 2, 5 and 6)

-------------------------------------------------------------------------------
-    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               44%

-------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON

                               PN

-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 2 of 13 Pages)

                                  SCHEDULE 13D
                                  ------------

Issuer: Paragon Health Network, Inc.                   CUSIP Number: 698940103
-------------------------------------------------------------------------------

         Item 1.           Security and Issuer.
                           -------------------

                           The name of the issuer is Paragon Health Network, Inc., a Delaware corporation (the "Company" or the "Issuer"). The address of the Issuer's principal executive offices is One Ravinia Drive, Suite 1500, Atlanta, Georgia 30346. This statement relates to the Issuer's Common Stock, $.01 par value per share (the "Common Stock").

         Item 2.           Identity and Background.
                           ------------------------

                           This statement is being filed by Chase Equity Associates, L.P., a California limited partnership, ("CEA"). The principal office of CEA is located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                           CEA is engaged in the venture capital and leveraged

         buyout business. The general partner of CEA is Chase Capital Partners, a New York general partnership ("CCP"), which is also engaged in the venture capital and leveraged buyout business and whose principal office is located at the same address as CEA.

                           Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen whose principal occupation is general partner of CCP and whose business address (except for Messrs. Ferguson and Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                           John R. Baron
                           Mitchell J. Blutt, M.D.
                           Arnold L. Chavkin
                           David L. Ferguson
                           Michael R. Hannon
                           Donald J. Hofmann
                           Stephen P. Murray
                           Brian J. Richmand
                           Shahan D. Soghikian
                           Jeffrey C. Walker
                           Damion E. Wicker, M.D.

         Mr. Ferguson's address is c/o Chase Capital Partners, 840 Apollo Street, Suite 223, El Segundo, California 90245. Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ.

                           Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation formerly known as Chemical Capital Corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly owned subsidiary


                              (Page 3 of 13 Pages)

                                  SCHEDULE 13D
                                  ------------

Issuer: Paragon Health Network, Inc.                   CUSIP Number: 698940103
-------------------------------------------------------------------------------

         of The Chase Manhattan Corporation, a Delaware corporation ("Chase"). The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

                           Chase is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of Chase.

                           To CEA's knowledge, the response to Items 2(d) and
         (e) of Schedule 13D is negative with respect to CEA and all persons regarding whom information is required hereunder by virtue of CEA's responses to Item 2.

                           Isofar as the requirements of Items 3-6 inclusive of this Schedule 13D Statement require that in addition to CEA, the information called for therein should be given with respect to each of the persons listed in this Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, Principal's controlling partners, European Principals, European Principal's controlling partners, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CEA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock acquired by CEA, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by CEA or a member of a group together with CEA, either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

         Item 3.  Source and Amount of Funds or Other Considerations
         ------   --------------------------------------------------

                           Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of September 17, 1997, entered into by Apollo LCA Acquisition Corp., a Delaware corporation ("Acquisition Corp."), Apollo Management, L.P., a Delaware limited partnership ("Apollo Management"), and Living Centers of America, Inc. ("LCA"), a Delaware corporation (the "Recapitalization Agreement"), LCA was recapitalized as Paragon Health Network, Inc., the Issuer, and each share of Acquisition Corp. common stock outstanding was converted into the right to receive one share of common stock of the Issuer ("Common Stock"). The merger effecting the recapitalization became effective on November 4, 1997.

                           Pursuant to a Stock Purchase Agreement, dated as of September 17, 1997 (the "Stock Purchase Agreement"), entered into by Acquisition Corp., Healthcare Equity Partners,


                              (Page 4 of 13 Pages)

                                  SCHEDULE 13D
                                  ------------

Issuer: Paragon Health Network, Inc.                   CUSIP Number: 698940103
-------------------------------------------------------------------------------

         L.P., a Delaware limited partnership, Healthcare Equity QP Partners, L.P., a Delaware limited partnership, Key Capital Corporation, a Delaware corporation, Key Equity Partners 97, a Delaware limited partnership, Drax Holdings, L.P., a Delaware limited partnership, Walnut Growth Partners Limited Partnership, a Delaware limited partnership, Keith B. Pitts (collectively, the "Remaining Purchasers"), CEA and Apollo Investment Fund III, L.P., a Delaware limited partnership, ("Fund III"), Apollo U.K. Partners III, L.P. a limited partnership organized under the laws of the United Kingdom ("UK Partners"), Apollo Overseas Partners III, L.P., a Delaware limited partnership ("Overseas Partners" and together with Fund III and UK Partners, the "Apollo Purchasers") (the Apollo Purchasers, CEA and the Remaining Purchasers are collectively referred to as the "Purchasers"), purchased shares of Common Stock of Acquisition Corp. for the sum $40.50 per share, in cash. Acquisition Corp. issued 5,925,926 shares of its common stock as follows:

           Apollo Purchasers                4,789,197 shares
           CEA                                666,667 shares
           Remaining Purchasers               470,062 shares
                                           ----------
             Total                          5,925,926 shares

                           In connection with the Stock Purchase Agreement, Apollo Management, CEA and the Remaining Purchasers entered into the Proxy and Voting Agreement, dated as of November 4, 1997, by which, among other things: (i) Apollo Management was granted an irrevocable proxy, with full power of substitution, as attorneys and proxies to vote all shares acquired by CEA and the Remaining Purchasers on matters as to which CEA and the Remaining Purchasers are entitled to vote at a meeting of the stockholders of the Issuer or to which they are entitled to express consent or dissent to corporate action in writing without a meeting, in Apollo Management's absolute, sole and binding discretion for a period of three years, and (ii) CEA and the Remaining Purchasers agreed not to transfer their interest in the Issuer unless Apollo Management is given notice five business days in advance of the transfer, and the transferee becomes a party to the Proxy and Voting Agreement.

                  All reference to, and summaries of, the Recapitalization Agreement, the Stock Purchase Agreement, and the Proxy and Voting Agreement in this Schedule 13D are qualified in their entirety by reference to such agreements, the full text of which are filed as Exhibits 1, 2 and 3 hereto, respectively, and incorporated herein by this reference.

         Item 4.           Purpose of the Transactions.
                           ---------------------------

                           The acquisition of the Company's Common Stock has
been made by CEA for investment purposes.

                              (Page 5 of 13 Pages)

                                  SCHEDULE 13D
                                  ------------

Issuer: Paragon Health Network, Inc.                   CUSIP Number: 698940103
-------------------------------------------------------------------------------

                           Pursuant to a Warrant Purchase Agreement, dated as of September 17, 1997, between the Apollo Purchasers and CEA, on November 4, 1997, the Apollo Purchasers granted to CEA a warrant evidencing the right to purchase a total of 197, 531 shares of Common Stock at a price of $0.001 per share. The number of shares of Common Stock which may be purchased from each of the Apollo Purchasers is as follows:

           Fund III                                   180,109 shares
           UK Partners                                  6,657 shares
           Overseas Partners                           10,765 shares
                                                   ----------
             Total                                    197,531 shares

                           The Purchasers and the Issuer entered into a Stockholders Agreement (the "Stockholders Agreement") dated as of November 4, 1997, which, among other things: (i) provides that Apollo Management, and each person who controls or is controlled by Apollo Management, including each of the Apollo Purchasers (collectively, "Apollo"), has the right to nominate six of the eleven nominees to the board of directors of the Issuer, provided that no more than four of such nominees will be partners, directors, officers or employees of Apollo (the number of Apollo nominees decreases if the Apollo Purchasers transfer certain percentages of the shares acquired in the Recapitalization Merger); (ii) requires that the Purchasers vote in favor of the Issuer's Board of Directors' nominees for election as directors of the Issuer; (iii) contains certain "standstill" provisions limiting the Purchasers' ability to purchase additional shares of Common Stock of the Issuer; and (iv) contains "drag-along" rights which require the Purchasers to transfer all shares of Common Stock in connection and together with the sale of all of the shares then owned by Apollo in certain transactions.

                           The Purchasers and the Issuer also entered into a Registration Rights Agreement, dated as of November 4, 1997 (the "Registration Rights Agreement"), which, among other things, entitles the Purchasers to (i) require the Issuer to register under the Securities Act of 1933 the shares of Common Stock that were acquired by the Purchasers in connection with the Recapitalization Agreement ("Registrable Shares") and (ii) subject to certain exceptions, require the Issuer to include the Registrable Shares in any registration of equity securities of the Issuer under the Securities Act of 1933.

                           All reference to, and summaries of, the Warrant Purchase Agreement, the Stockholders Agreement, and the Registration Rights Agreement in this Schedule 13D are qualified in their entirety by reference to such agreements, the full text of which are filed as Exhibits 4, 5 and 6 hereto, respectively, and incorporated herein by this reference.

                           Although CEA has no present intention to do so, CEA may make additional purchases of Common Stock either in the open market or in privately negotiated transactions, including transactions with the Company, depending on an evaluation of the Company's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, CEA may decide to sell all or part of its holdings of the Company's Common Stock in one or more public or private transactions.


                              (Page 6 of 13 Pages)

                                  SCHEDULE 13D
                                  ------------

Issuer: Paragon Health Network, Inc.                   CUSIP Number: 698940103
-------------------------------------------------------------------------------

                           Except as set forth in this Item 4, CEA has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, CEA reserves the right to propose or participate in future transactions which may result in a merger, reorganization or liquidation, of a material amount of assets of the Company or its subsidiaries, or other transactions which might have the effect of causing the Company's Common Stock to cease to be listed on the New York Stock Exchange or causing the Common Stock to become eligible for termination of registration, under Section 12(g) of the Exchange Act.

         Item 5.           Interest in Securities of the Issuer.
                           ------------------------------------

                           CEA is the beneficial owner of 666,667 shares of Common Stock (representing 4.94% of the outstanding shares of Common Stock as of November 4, 1997) and, by virtue of the Warrant Purchase Agreement, CEA is deemed to be the beneficial owner of an additional 197,531 shares of Common Stock (representing 1.46% of the outstanding shares of Common Stock as of November 4, 1997).


                           CEA is deemed to be the beneficial owner of 5,925,926 shares of the Issuer's Common Stock by virtue of the Stockholders Agreement, the Proxy and Voting Agreement, and the attribution rules of Rules 13d-3 and 13-d-5(b) of the Exchange Act. CEA's deemed beneficial ownership represents 44% of the Common Stock outstanding at November 4, 1997.

                           As described in Item 2, 3, 4, 5, and 6, by virtue of the Proxy and Voting Agreement, Apollo Management maintains sole voting power over the 666,667 shares of Common Stock issued to CEA. By virtue of the Stockholders Agreement, CEA may share disposition power over the aggregate 5,925,926 shares of Common Stock issued to the Purchasers, representing 44% of the shares of Common Stock outstanding. CEA disclaims beneficial ownership of such shares.

                           All such ownership percentages of the Issuer's Common Stock reported herein and in Item 6 below are based on information provided CEA by the Company.

                           Except as reported in Items 3-6 herein and incorporated herein by reference, there have been no transactions in the Common Stock during the past sixty days which are required to be reported in this Statement. No person other than CEA has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by CEA.

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                           -----------------------------------------------

                           Reference is made to the information disclosed under Items 2, 3 and 4 of this Statement which is incorporated by reference in response to this Item.


                              (Page 7 of 13 Pages)

                                  SCHEDULE 13D
                                  ------------

Issuer: Paragon Health Network, Inc.                   CUSIP Number: 698940103
-------------------------------------------------------------------------------


         Item 7.           Material to be Filed as Exhibits
         ------            --------------------------------

                           (1)      Recapitalization Agreement
                           (2)      Stock Purchase Agreement
                           (3)      Proxy and Voting Agreement
                           (4)      Warrant Purchase Agreement
                           (5)      Stockholders Agreement

                           (6)      Registration Rights Agreement

         SCHEDULE A
         ----------

                           Item 2 information for executive officers and directors of Chase Capital Corporation.

         SCHEDULE B
         ----------

                           Item 2 information for executive officers and directors of The Chase Manhattan Corporation.


                              (Page 8 of 13 Pages)

                                  SCHEDULE 13D
                                  ------------

Issuer: Paragon Health Network, Inc.                   CUSIP Number: 698940103
-------------------------------------------------------------------------------


                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       CHASE EQUITY ASSOCIATES, L.P.

                                       By:  CHASE CAPITAL PARTNERS, its
                                              General Partner

                                              by:  /s/ Jeffrey C. Walker
                                                   --------------------------
                                                   Jeffrey C. Walker
                                                   Partner

Date:  November 12, 1997

                                  SCHEDULE 13D
                                  ------------

Issuer: Paragon Health Network, Inc.                   CUSIP Number: 698940103
-------------------------------------------------------------------------------


                                   SCHEDULE A

                                   ----------
                            CHASE CAPITAL CORPORATION
                     (formerly Chemical Capital Corporation)



                               Executive Officers
                               ------------------
Chief Executive Officer                   William B. Harrison, Jr.
President                                 Jeffrey C. Walker**
Executive Vice President                  Mitchell J. Blutt, M.D.**
Vice President & Secretary                Gregory S. Meredith*
Vice President                            George E. Kelts, III**
Assistant Secretary                       Robert C. Carroll*

                                    Directors
                                    ---------
                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**

---------------------------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue, New York, New York 10017.

                             (Page 10 of 13 Pages)

                                  SCHEDULE 13D
                                  ------------

Issuer: Paragon Health Network, Inc.                   CUSIP Number: 698940103
-------------------------------------------------------------------------------

                                   SCHEDULE B
                                   ----------

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers*
                               ------------------

             Walter V. Shipley, Chairman and Chief Executive Officer
               Edward D. Miller, Senior Vice Chairman of the Board
           Thomas G. Labrecque, President and Chief Operating Officer
              William B. Harrison, Jr., Vice Chairman of the Board
                Joseph G. Sponholz, Chief Administrative Officer



------------------------------------------------------- --------------------------------------------------------------------
                                                                        Principal Occupation or Employment;
                         Name                                             Business and Residence Address
                         ----                                             ------------------------------
------------------------------------------------------- --------------------------------------------------------------------
Frank A. Bennack, Jr.                                   President and Chief Executive Officer
                                                        The Hearst Corporation
                                                        959 Eighth Avenue
                                                        New York, NY  10019

------------------------------------------------------- --------------------------------------------------------------------
Susan V. Berresford                                     President
                                                        The Ford Foundation
                                                        320 East 43rd Street
                                                        New York, NY  10017

------------------------------------------------------- --------------------------------------------------------------------
M. Anthony Burns                                        Chairman, President and CEO
                                                        Ryder System, Inc.
                                                        3600 N.W., S2nd Avenue
                                                        Miami, FL  33166

------------------------------------------------------- --------------------------------------------------------------------
H. Laurance Fuller                                      Chairman of the Board and Chief Executive Officer
                                                        Amoco Corporation
                                                        200 East Randolph Drive
                                                        Chicago, IL  60601

------------------------------------------------------- --------------------------------------------------------------------
Melvin R. Goodes                                        Chairman of the Board and Chief Executive Officer
                                                        Warner-Lambert Company
                                                        201 Tabor Road
                                                        Morris Plains, NJ 07950

------------------------------------------------------- --------------------------------------------------------------------

-----------------------------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017.

                             (Page 11 of 13 Pages)

                                  SCHEDULE 13D
                                  ------------

Issuer: Paragon Health Network, Inc.                   CUSIP Number: 698940103
-------------------------------------------------------------------------------




------------------------------------------------------- --------------------------------------------------------------------
                                                                        Principal Occupation or Employment;
                         Name                                             Business and Residence Address
                         ----                                             ------------------------------
------------------------------------------------------- --------------------------------------------------------------------
William H. Gray, III                                    President and Chief Executive Officer
                                                        United Negro College Fund
                                                        8260 Willow Oaks Corporate Drive
                                                        P.O. Box 10444
                                                        Fairfax, VA  22031

------------------------------------------------------- --------------------------------------------------------------------
George V. Grune                                         Retired Chairman and Chief Executive Officer the Reader's Digest
                                                        Association, Inc.
                                                        Chairman of the Board
                                                        The DeWitt Wallace-Reader's Digest Fund
                                                        Lila Wallace-Reader's Digest Fund
                                                        2 Park Avenue, 23rd Floor
                                                        New York, NY  10016

------------------------------------------------------- --------------------------------------------------------------------
William B. Harrison, Jr.                                Vice Chairman of the Board
                                                        The Chase Manhattan Corporation
                                                        270 Park Avenue, 8th Floor
                                                        New York, NY  10017-2070

------------------------------------------------------- --------------------------------------------------------------------
Harold S. Hook                                          Chairman of the Board
                                                        American General Corporation
                                                        2929 Allen Parkway
                                                        Houston, TX  77019

------------------------------------------------------- --------------------------------------------------------------------
Helene L. Kaplan                                        Of Counsel
                                                        Skadden, Arps, Slate, Meagher & Flom
                                                        919 Third Avenue - Room 29-72
                                                        New York, NY  10022

------------------------------------------------------- --------------------------------------------------------------------
Thomas G. Labrecque                                     President and Chief Operating Officer
                                                        The Chase Manhattan Corporation
                                                        270 Park Avenue, 8th Floor
                                                        New York, NY  10017-2070

------------------------------------------------------- --------------------------------------------------------------------
J. Bruce Llewellyn                                      Chairman of the Board
                                                        The Philadelphia Coca-Cola Bottling Company
                                                        The Coca-Cola Bottling Company of Wilmington, Inc. and Queen City
                                                        Broadcasting, Inc.
                                                        The Philadelphia Coca-Cola Bottling Company
                                                        30 Rockefeller Plaza, 29th Floor

                                                        New York, NY  10112

------------------------------------------------------- --------------------------------------------------------------------

                             (Page 12 of 13 Pages)

                                  SCHEDULE 13D
                                  ------------

Issuer: Paragon Health Network, Inc.                   CUSIP Number: 698940103
-------------------------------------------------------------------------------


------------------------------------------------------- --------------------------------------------------------------------
                                                                        Principal Occupation or Employment;
                         Name                                             Business and Residence Address
                         ----                                             ------------------------------
------------------------------------------------------- --------------------------------------------------------------------
Edward D. Miller                                        Senior Vice Chairman of the Board
                                                        The Chase Manhattan Corporation
                                                        270 Park Avenue, 8th Floor
                                                        New York, NY  10017-2070

------------------------------------------------------- --------------------------------------------------------------------
Edmund T. Pratt, Jr.                                    Chairman Emeritus
                                                        Pfizer Inc.
                                                        Astors Lane
                                                        Port Washington, NY 11050

------------------------------------------------------- --------------------------------------------------------------------
Henry B. Schacht                                        Chairman of the Board
                                                        Executive Officer
                                                        Lucent Technologies, Inc.
                                                        600 Mountain Avenue - Room 6A511
                                                        Murray Hill, NJ  07974

------------------------------------------------------- --------------------------------------------------------------------
Walter V. Shipley                                       Chairman of the Board
                                                        Executive Officer
                                                        The Chase Manhattan Corporation
                                                        270 Park Avenue, 8th Floor
                                                        New York, NY  10017-2070

------------------------------------------------------- --------------------------------------------------------------------
Andrew C. Sigler                                        Retired Chairman of the Board
                                                          and Chair Executive Officer

                                                        Champion International Corporation
                                                        1 Champion Plaza

                                                        Stamford, CT  06921

------------------------------------------------------- --------------------------------------------------------------------
John R. Stafford                                        Chairman, President and Chief Executive Officer
                                                        American Home Products Corporation
                                                        Five Giralda Farms
                                                        Madison, NJ  07940

------------------------------------------------------- --------------------------------------------------------------------
Marina v.N. Whitman                                     Professor of Business Administration and Public Policy
                                                        The University of Michigan
                                                        School of Public Policy
                                                        411 Lorch Hall, 611 Tappan Street
                                                        Ann Arbor, MI  48109-1220

------------------------------------------------------- --------------------------------------------------------------------

                             (Page 13 of 13 Pages)